1250 H Street, NW, Washington, DC.
Square Feet: 187,684.

Exhibit 99.2

CWH

CommonWealth REIT
Fourth Quarter 2013
Supplemental Operating and Financial Data

All amounts in this report are unaudited.



CWH
LISTED
NYSE


CWH

TABLE OF CONTENTS


CWH

TABLE OF CONTENTS (continued)

EXHIBIT

EXHIBITS

References in this Supplemental Presentation of Operating and Financial Data report to “CWH”, “we”, “us” or “our” refer to CommonWealth REIT and its consolidated subsidiaries, as of December 31, 2013, unless the context indicates otherwise. On July 2, 2013, Select Income REIT, or SIR, completed an underwritten public offering of its common shares, at which time we ceased to own a majority of SIR’s common shares. Accordingly, effective July 2, 2013, we no longer consolidate our investment in SIR, but instead account for such investment under the equity method. The data presented in this Supplemental Presentation of Operating and Financial Data report include SIR’s financial position and results of operations on a consolidated basis with CWH for periods prior to July 2, 2013 when SIR was our consolidated subsidiary, unless the context indicates otherwise.

CWH

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE RESULTS OF PENDING, THREATENED OR FUTURE LEGAL AND ARBITRATION PROCEEDINGS, INCLUDING CLAIMS REGARDING THE PUBLIC OFFERING AND SALE OF 34,500,000 OF OUR COMMON SHARES COMPLETED ON MARCH 5, 2013, THE PUBLIC OFFERING AND SALE OF 9,950,000 COMMON SHARES OF GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, THAT WE PREVIOUSLY OWNED COMPLETED ON MARCH 15, 2013, AND MATTERS RELATED TO THE RELATED FUND MANAGEMENT, LLC AND CORVEX MANAGEMENT LP, OR TOGETHER, RELATED/CORVEX, SOLICITATION OF CONSENTS TO REMOVE OUR ENTIRE BOARD OF TRUSTEES, WITHOUT CAUSE, AND, IF SUCCESSFUL, PROXIES TO ELECT THEIR SLATE OF NOMINEES AS REPLACEMENT TRUSTEES,
- POSSIBLE DISRUPTION OR HARM TO OUR BUSINESS AS A RESULT OF THE RELATED/CORVEX CONSENT SOLICITATION OR OTHER ACTIVITIES BY RELATED/CORVEX,
- POSSIBLE DISRUPTION OR HARM TO OUR BUSINESS OR A MATERIAL CHANGE IN OUR FINANCIAL POSITION AS A RESULT OF THE REMOVAL OF OUR BOARD OF TRUSTEES OR A CHANGE IN OUR MANAGEMENT IF THE RELATED/CORVEX CONSENT SOLICITATION IS SUCCESSFUL,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- THE FUTURE AMOUNT OF LEASING ACTIVITY AND OCCUPANCY RATES AT OUR PROPERTIES,
- THE FUTURE RENT RATES WE WILL BE ABLE TO CHARGE AT OUR PROPERTIES,
- THE COSTS WE MAY INCUR TO LEASE SPACE IN OUR PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,
- THE CREDIT QUALITIES OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SIR,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH AVAILABLE FOR DISTRIBUTION, OR CAD, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE RESULTS OF THE PENDING RELATED/CORVEX CONSENT SOLICITATION,
- THE RESULTS ACHIEVED IN OUR PENDING LITIGATION OR ARBITRATION PROCEEDINGS,
- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,


CWH

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, SIR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- IF OUR ENTIRE BOARD OF TRUSTEES IS REMOVED AS A RESULT OF THE RELATED/CORVEX CONSENT SOLICITATION, SUCH REMOVAL MAY, AMONG OTHER THINGS, CAUSE SEVERAL ADVERSE CONSEQUENCES TO OUR CONTINUED OPERATIONS, INCLUDING: (I) DEFAULT OF OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENTS PERMITTING OUR LENDERS TO ACCELERATE REPAYMENTS, (II) ACTIVATION OF EQUITY CONVERSION RIGHTS UNDER OUR SERIES D CUMULATIVE CONVERTIBLE PREFERRED SHARES, (III) POSSIBLE DEFAULTS OF CERTAIN OF OUR MORTGAGE DEBT OBLIGATIONS, (IV) POSSIBLE CROSS DEFAULTS OF OUR OTHER DEBT OBLIGATIONS INCLUDING OUR APPROXIMATELY $1.4 BILLION OF UNSECURED NOTES, (V) FAILURE TO MEET NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, REQUIREMENTS TO ALLOW OUR SECURITIES TO CONTINUE TO BE PUBLICLY TRADED, AND (VI) OUR INABILITY TO AUTHORIZE THE PAYMENT OF FUTURE DISTRIBUTIONS TO OUR COMMON AND PREFERRED SHAREHOLDERS,
- WE ARE CURRENTLY INVOLVED IN A NUMBER OF LITIGATION AND ARBITRATION PROCEEDINGS. THE RESULTS OF SUCH PROCEEDINGS ARE DIFFICULT TO PREDICT AND WE CAN PROVIDE NO ASSURANCES REGARDING SUCH RESULTS. EVEN IF WE ARE SUCCESSFUL IN SUCH LEGAL PROCEEDINGS, THE PENDENCY AND CONDUCT OF SUCH PROCEEDINGS MAY BE EXPENSIVE AND DISTRACTING TO OUR MANAGEMENT, AND COULD BE DISRUPTIVE TO OUR OPERATIONS OR CAUSE US TO EXPERIENCE LOSSES,
- THE CURRENT UNEMPLOYMENT RATE IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE SPACE. IF THE DEMAND FOR LEASING OFFICE SPACE REMAINS, OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- OUR COSTS FOR TENANT IMPROVEMENTS AND LEASING COMMISSIONS MAY CONTINUE AT HIGH RATES OR EVEN INCREASE, AND ANY INVESTMENTS WE MAY MAKE IN AN ATTEMPT TO INCREASE OR MAINTAIN OUR OCCUPANCIES MAY NOT SUCCEED,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR UNLESS AND UNTIL WE SELL OUR SIR SHARES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS, IN PART, UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- CONTINGENCIES IN OUR SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING PROPERTY SALES MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,


CWH

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF MARKET CONDITIONS OR OTHERWISE,
- WE MAY NOT SUCCEED IN SELLING THE PROPERTIES WE HAVE IDENTIFIED FOR SALE FOR PRICES AT LEAST EQUAL TO THEIR NET BOOK VALUE, ON TERMS WE ARE WILLING TO ACCEPT OR OTHERWISE DURING 2014 OR AT ALL. ALSO, REMOVAL OF ALL OUR TRUSTEES PURSUANT TO THE RELATED/CORVEX CONSENT SOLICITATION MAY RESULT IN OUR NOT SELLING SOME OR ALL OF THESE PROPERTIES. ACCORDINGLY, SOME OR ALL OF THE PROPERTIES WE HAVE IDENTIFIED FOR SALE MAY NOT BE SOLD OR THE SALES OF THESE PROPERTIES MAY BE DELAYED,
- THE DISTRIBUTIONS WE RECEIVE FROM SIR MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE, AND
- WE BELIEVE THAT OUR HISTORICAL AND CONTINUING RELATIONSHIPS WITH SIR, GOV, RMR, AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES HAVE BEEN AND MAY CONTINUE TO BE OF BENEFIT TO US AND TO PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS; HOWEVER, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS THE RESULTS OF THE RELATED/CORVEX CONSENT SOLICITATION, THE RESULTS OF OUR PENDING LITIGATION AND ARBITRATION PROCEEDINGS, NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION “RISK FACTORS” IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



111 Monument Circle, Indianapolis, IN.
Square Feet: 1,061,259.

COMPANY PROFILE


CWH

The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Portfolio Data (as of 12/31/2013) [(1)]:

Total properties	125
Total sq. ft. (000s)	37,273
Percent leased	89.6%

(1) Excludes properties classified in discontinued operations.


CWH

COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,200 properties located in 47 states, Washington, DC, Puerto Rico, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the U.S. and one affiliated office in Australia. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, a publicly traded REIT that primarily owns and invests in net leased, single tenant office and industrial properties throughout the U.S. and leased lands in Hawaii. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities for SNH's account, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $23.0 billion as of December 31, 2013. We believe that being managed by RMR is a competitive advantage for CWH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Portfolio Concentration by Property Location [1]:

	12/31/2013 No. of Properties	12/31/2013 Sq. Ft.	Q4 2013 Total Revenues	Total Cash Basis NOI [2]
CBD Properties	30.4%	56.3%	69.3%	66.2%
Suburban Properties	69.6%	43.7%	30.7%	33.8%
Total	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) See Exhibit A for the calculation of net operating income, or NOI, and Cash Basis NOI, and for a reconciliation of those amounts to net loss determined in accordance with U.S. generally accepted accounting principles, or GAAP.


CWH

INVESTOR INFORMATION

Board of Trustees

Senior Management

Adam D. Portnoy
President

John C. Popeo
Treasurer & Chief Financial Officer

David M. Lepore
Senior Vice President & Chief Operating Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer & Chief Financial Officer, at (617) 332-3990 or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8222 or tbonang@cwhreit.com, or Jason Fredette, Director, Investor Relations, at (617) 796-8222 or jfredette@cwhreit.com.

RESEARCH COVERAGE

Equity Research Coverage



Bank of America / Merrill Lynch
James Feldman
(212) 449-6339
james.feldman@baml.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Citigroup
Michael Bilerman
(212) 816-1383
michael.bilerman@citi.com

Stifel Nicolaus
John Guinee
(443) 224-1307
jwguinee@stifel.com

JMP Securities
Mitch Germain
(212) 906-3546
mgermain@jmpsecurities.com

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212
thomas.c.truxillo_jr@baml.com

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Citigroup
Thomas Cook
(212) 723-1112
thomas.n.cook@citigroup.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Jaime Gitler
(212) 438-5049
jaime.gitler@standardandpoors.com

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Meridian Center, Columbia, SC.
Square Feet: 334,075.


CWH

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	118,387	118,388	118,314	118,304	83,804
Common shares outstanding (at end of period) -- diluted [1]	125,685	125,686	125,612	125,602	91,102
Preferred shares outstanding (at end of period) [1]	26,180	26,180	26,180	26,180	26,180
Weighted average common shares outstanding -- basic	118,387	118,328	118,309	94,154	83,804
Weighted average common shares outstanding -- diluted [1]	125,685	125,626	125,607	101,452	91,102
Common Share Data:					
Price at end of period	$ 23.31	$ 21.91	$ 23.12	$ 22.44	$ 15.84
High during period	$ 25.26	$ 26.38	$ 23.30	$ 25.25	$ 16.26
Low during period	$ 21.83	$ 21.59	$ 19.55	$ 15.43	$ 13.46
Annualized dividends paid per share [2]	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Annualized dividend yield (at end of period) [2]	4.3%	4.6%	4.3%	4.5%	6.3%
Annualized Normalized FFO multiple (at end of period) [3]	9.2x	9.6x	8.4x	6.9x	4.8x
Cash available for distribution multiple (at end of period) [4]	18.7x	17.2x	15.5x	14.4x	10.1x
Annualized NOI / total market capitalization [5]	6.8%	6.7%	8.6%	8.6%	8.5%
Selected Balance Sheet Data:					
Total assets	$ 6,646,434	$ 6,821,987	$ 8,019,538	$ 8,082,668	$ 8,189,634
Total liabilities	$ 3,282,848	$ 3,400,954	$ 3,947,061	$ 3,955,938	$ 4,688,166
Gross book value of real estate assets [6]	$ 6,575,169	$ 6,781,099	$ 8,731,595	$ 8,780,145	$ 8,636,253
Equity investments (book value)	$ 517,991	$ 517,254	$ 11,407	$ 11,394	$ 184,711
Total debt [7] / gross book value of real estate assets, plus book value of equity investments [6]	42.7%	43.0%	41.8%	41.6%	49.3%
Book Capitalization:					
Total debt [7]	$ 3,025,428	$ 3,134,948	$ 3,651,509	$ 3,658,214	$ 4,349,821
Plus: total stockholders' equity	3,363,586	3,421,033	4,072,477	4,126,730	3,501,468
Total book capitalization	$ 6,389,014	$ 6,555,981	$ 7,723,986	$ 7,784,944	$ 7,851,289
Total debt [7] / total book capitalization	47.4%	47.8%	47.3%	47.0%	55.4%
Market Capitalization:					
Total debt (book value) [7]	$ 3,025,428	$ 3,134,948	$ 3,651,509	$ 3,658,214	$ 4,349,821
Plus: market value of preferred shares (at end of period)	551,142	569,947	625,999	646,067	627,774
Plus: market value of common shares (at end of period)	2,759,599	2,593,871	2,735,421	2,654,743	1,327,456
Total market capitalization	$ 6,336,169	$ 6,298,766	$ 7,012,929	$ 6,959,024	$ 6,305,051
Total debt [7] / total market capitalization	47.7%	49.8%	52.1%	52.6%	69.0%

(1) As of 12/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net loss, funds from operations, or FFO, normalized funds from operations, or Normalized FFO, and weighted average common shares outstanding.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for the calculation of Normalized FFO and for a reconciliation of net loss attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Normalized FFO multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) annualized Normalized FFO available for CommonWealth REIT common shareholders per share for the applicable quarter.

(4) See Exhibit C for a reconciliation of net loss attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders, and Exhibit D for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to cash available for distribution, or CAD. CAD multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) the aggregate last four quarters of CAD.

(5) See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net loss determined in accordance with GAAP. Annualized NOI to total market capitalization is calculated as the ratio of (i) annualized NOI for the applicable quarter to (ii) total market capitalization as of the end of that quarter.

(6) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(7) Total debt includes net unamortized premiums and discounts, and mortgage debt related to properties classified as held for sale totaling $20,018 and $20,127 as of 12/31/2013 and 9/30/2013, respectively.


CWH

KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Selected Income Statement Data:					
Total revenues [1]	$ 198,419	$ 198,283	$ 246,181	$ 242,653	$ 231,957
NOI [1] [2]	$ 108,315	$ 105,957	$ 151,441	$ 148,954	$ 133,985
Adjusted EBITDA [3]	$ 126,332	$ 120,378	$ 150,444	$ 155,190	$ 143,231
NOI margin [4]	54.6%	53.4%	61.5%	61.4%	57.8%
Net (loss) income	$ (5,301)	$ (216,207)	$ 28,917	$ 35,624	$ (147,270)
Net (loss) income attributable to CommonWealth REIT [5]	$ (5,301)	$ (216,315)	$ 18,889	$ 25,667	$ (152,784)
Preferred distributions	$ (11,151)	$ (11,151)	$ (11,151)	$ (11,151)	$ (11,151)
Net (loss) income available for CommonWealth REIT common shareholders	$ (16,452)	$ (227,466)	$ 7,738	$ 14,516	$ (163,935)
Normalized FFO [6]	$ 85,988	$ 78,403	$ 92,657	$ 88,115	$ 79,871
Normalized FFO available for CommonWealth REIT common shareholders [6]	$ 74,837	$ 67,252	$ 81,506	$ 76,964	$ 68,720
CAD [7]	$ 18,588	$ 21,911	$ 44,265	$ 49,993	$ 15,540
Common distributions paid [8]	$ 29,596	$ 29,579	$ 29,576	$ 20,951	$ 20,951
Per Share Data [9]:					
Net (loss) income available for CommonWealth REIT common shareholders -- basic and diluted [9]	$ (0.14)	$ (1.92)	$ 0.07	$ 0.15	$ (1.96)
Normalized FFO available for CommonWealth REIT common shareholders -- basic and diluted [6] [9]	$ 0.63	$ 0.57	$ 0.69	$ 0.82	$ 0.82
CAD [7]	$ 0.16	$ 0.19	$ 0.37	$ 0.53	$ 0.19
Common distributions paid [8]	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 0.25
Payout Ratios:					
Quarterly Normalized FFO payout ratio [6]	39.5%	44.0%	36.3%	27.2%	30.5%
Trailing four quarters CAD payout ratio [10]	81.4%	76.7%	79.1%	92.1%	111.5%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	3.2x	3.0x	3.4x	3.0x	2.7x
Adjusted EBITDA [3] / interest expense and preferred distributions	2.5x	2.4x	2.7x	2.4x	2.2x
Total debt [11] / annualized Adjusted EBITDA [12]	6.0x	6.5x	6.1x	5.9x	7.6x

(1) Excludes properties classified in discontinued operations.

(2) See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net loss determined in accordance with GAAP.

(3) See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, EBITDA as adjusted, or Adjusted EBITDA, and for a reconciliation of net loss determined in accordance with GAAP to those amounts.

(4) NOI margin is defined as NOI as a percentage of total revenues.

(5) Excludes noncontrolling interest in SIR, which was CWH's consolidated subsidiary until 7/2/2013.

(6) See Exhibit C for the calculation of Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net loss attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders.

(7) See Exhibit C for a reconciliation of net loss attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders, and Exhibit D for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to CAD.

(8) The amounts stated are based on the amounts paid during the periods.

(9) As of 12/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net loss available for common shareholders, diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

(10) Calculated as the aggregate last four quarters' ratio of (i) common distributions paid, to (ii) CAD. See footnote (7) above.

(11) Total debt includes net unamortized premiums and discounts, and mortgage debt related to properties classified as held for sale totaling $20,018 and $20,127 as of 12/31/2013 and 9/30/2013, respectively.

(12) See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net loss determined in accordance with GAAP to those amounts. Total debt to annualized Adjusted EBITDA is calculated as the ratio of (i) total debt to (ii) annualized Adjusted EBITDA for the applicable quarter.


CWH

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	December 31, 2013	December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 699,135	$ 1,531,416
Buildings and improvements	4,838,030	6,297,993
	5,537,165	7,829,409
Accumulated depreciation	(895,059)	(1,007,606)
	4,642,106	6,821,803
Properties held for sale	573,531	171,832
Acquired real estate leases, net	255,812	427,756
Equity investments	517,991	184,711
Cash and cash equivalents	222,449	102,219
Restricted cash	22,101	16,626
Rents receivable, net of allowance for doubtful accounts of $7,885 and $9,962, respectively	223,769	253,394
Other assets, net	188,675	211,293
Total assets	$ 6,646,434	$ 8,189,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 235,000	$ 297,000
SIR revolving credit facility	-	95,000
Senior unsecured debt, net	1,855,900	2,972,994
Mortgage notes payable, net	914,510	984,827
Liabilities related to properties held for sale	28,734	2,339
Accounts payable and accrued expenses	165,855	194,184
Assumed real estate lease obligations, net	33,935	69,304
Rent collected in advance	27,553	35,700
Security deposits	11,976	23,860
Due to related persons	9,385	12,958
Total liabilities	3,282,848	4,688,166
Commitments and contingencies		
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized;		
Series D preferred shares; 6 1/2% cumulative convertible; 15,180,000 shares issued and outstanding, aggregate liquidation preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after May 15, 2016; 11,000,000 shares issued and outstanding, aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value: 350,000,000 shares authorized; 118,386,918 and 83,804,068 shares issued and outstanding, respectively	1,184	838
Additional paid in capital	4,213,474	3,585,400
Cumulative net income	2,209,840	2,386,900
Cumulative other comprehensive (loss) income	(38,331)	565
Cumulative common distributions	(3,082,271)	(2,972,569)
Cumulative preferred distributions	(573,971)	(529,367)
Total shareholders' equity attributable to CommonWealth REIT	3,363,586	3,105,428
Noncontrolling interest in consolidated subsidiary	-	396,040
Total shareholders' equity	3,363,586	3,501,468
Total liabilities and shareholders' equity	$ 6,646,434	$ 8,189,634

CONSOLIDATED STATEMENTS OF OPERATIONS


CWH

(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Revenues:				
Rental income [1]	$ 157,815	$ 188,529	$ 707,380	$ 709,390
Tenant reimbursements and other income	40,604	43,428	178,156	172,515
Total revenues	198,419	231,957	885,536	881,905
Expenses:				
Operating expenses	90,104	97,972	370,869	356,604
Depreciation and amortization	51,908	57,931	218,854	209,759
General and administrative	16,221	12,313	77,209	46,057
Acquisition related costs	(19)	646	318	5,648
Total expenses	158,214	168,862	667,250	618,068
Operating income	40,205	63,095	218,286	263,837
Interest and other income	298	384	1,229	1,404
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of ($256), $635, $9 and $3,296, respectively)	(38,559)	(53,303)	(173,011)	(201,840)
Loss on early extinguishment of debt	(25)	-	(60,052)	(287)
Gain on sale of equity investment	-	-	66,293	-
Gain on issuance of shares by an equity investee	-	7,246	-	7,246
Income from continuing operations before income tax expense and equity in earnings of investees	1,919	17,422	52,745	70,360
Income tax expense	(107)	(1,301)	(2,634)	(3,207)
Equity in earnings of investees	10,841	2,765	25,754	11,420
Income from continuing operations	12,653	18,886	75,865	78,573
Discontinued operations:				
Income from discontinued operations [1]	10,085	2,476	15,867	9,783
Loss on asset impairment from discontinued operations	(1,507)	(168,632)	(227,122)	(168,632)
Loss on early extinguishment of debt from discontinued operations	(1,011)	-	(1,011)	(1,608)
Net (loss) gain on sale of properties from discontinued operations	(25,521)	-	(22,162)	2,039
Loss before gain on sale of properties	(5,301)	(147,270)	(158,563)	(79,845)
Gain on sale of properties	-	-	1,596	-
Net loss	(5,301)	(147,270)	(156,967)	(79,845)
Net income attributable to noncontrolling interest in consolidated subsidiary	-	(5,514)	(20,093)	(15,576)
Net loss attributable to CommonWealth REIT	(5,301)	(152,784)	(177,060)	(95,421)
Preferred distributions	(11,151)	(11,151)	(44,604)	(51,552)
Excess redemption price paid over carrying value of preferred shares	-	-	-	(4,985)
Net loss available for CommonWealth REIT common shareholders	$ (16,452)	$ (163,935)	$ (221,664)	$ (151,958)

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations include non-cash straight line rent adjustments. Rental income and income from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)


CWH

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Amounts attributable to CommonWealth REIT common shareholders:				
Income from continuing operations	$ 1,502	$ 2,221	$ 12,764	$ 6,460
Income from discontinued operations	10,085	2,476	15,867	9,783
Loss on asset impairment from discontinued operations	(1,507)	(168,632)	(227,122)	(168,632)
Loss on early extinguishment of debt from discontinued operations	(1,011)	-	(1,011)	(1,608)
Net (loss) gain on sale of properties from discontinued operations	(25,521)	-	(22,162)	2,039
Net loss	$ (16,452)	$ (163,935)	$ (221,664)	$ (151,958)
Weighted average common shares outstanding - basic and diluted	118,387	83,804	112,378	83,750
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [1]:				
Income from continuing operations	$ 0.01	$ 0.03	$ 0.11	$ 0.08
Loss from discontinued operations	$ (0.15)	$ (1.98)	$ (2.09)	$ (1.89)
Net loss	$ (0.14)	$ (1.96)	$ (1.97)	$ (1.81)
Additional Data:				
General and administrative expenses / total revenues	8.18%	5.31%	8.72%	5.22%
General and administrative expenses / total assets (at end of period)	0.24%	0.15%	1.16%	0.56%
Continuing Operations:				
Non cash straight line rent adjustments [2]	$ 5,522	$ 10,667	$ 32,549	$ 41,569
Lease value amortization [2]	$ (2,445)	$ (2,588)	$ (10,158)	$ (10,274)
Lease termination fees	$ 1,043	$ 1,920	$ 2,758	$ 5,146
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments [2]	$ (349)	$ (521)	$ (1,320)	$ (2,757)
Lease value amortization [2]	$ 126	$ 89	$ 623	$ 312
Lease termination fees	$ 296	$ 420	$ 636	$ 972

(1) As of 12/31/2013, we had 15,180 series D cumulative convertible preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted net loss and weighted average common shares outstanding.

(2) We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations include non-cash straight line rent adjustments. Rental income and income from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.


CWH

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Year Ended	
	12/31/2013	12/31/2012
Cash flows from operating activities:		
Net loss	$ (156,967)	$ (79,845)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation	178,353	188,123
Net amortization of debt discounts, premiums and deferred financing fees	81	3,405
Straight line rental income	(31,229)	(38,812)
Amortization of acquired real estate leases	59,274	60,176
Other amortization	18,850	19,955
Loss on asset impairment	227,122	168,632
Loss on early extinguishment of debt	61,063	1,895
Equity in earnings of investees	(25,754)	(11,420)
Gain on sale of equity investment	(66,293)	-
Gain on issuance of shares by an equity investee	-	(7,246)
Distributions of earnings from investees	23,911	10,835
Net loss (gain) on sale of properties	20,566	(2,039)
Change in assets and liabilities:		
Restricted cash	(1,832)	(6,216)
Rents receivable and other assets	(57,039)	(38,801)
Accounts payable and accrued expenses	(14,333)	6,034
Rent collected in advance	125	(1,104)
Security deposits	611	1,548
Due to related persons	(1,858)	1,663
Cash provided by operating activities	234,651	276,783
Cash flows from investing activities:		
Real estate acquisitions	(154,370)	(631,279)
Real estate improvements	(114,451)	(131,300)
Principal payments received from direct financing lease	6,970	6,645
Principal payments received from real estate mortgage receivable	1,000	-
Proceeds from sale of properties, net	224,976	9,643
Proceeds from sale of equity investment, net	239,576	-
Distributions in excess of earnings from investees	168	5,981
Investment in Affiliates Insurance Company	-	(5,335)
Increase in restricted cash	(3,685)	(2,541)
Deconsolidation of a subsidiary	(12,286)	-
Cash provided by (used in) investing activities	187,898	(748,186)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


CWH

(amounts in thousands)

	For the Year Ended	
	12/31/2013	12/31/2012
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	626,809	363,657
Redemption of preferred shares	-	(150,000)
Repurchase and retirement of outstanding debt securities	(728,021)	-
Proceeds from borrowings	1,036,000	1,702,500
Payments on borrowings	(1,065,432)	(1,312,982)
Deferred financing fees	(1,204)	(15,117)
Distributions to common shareholders	(109,702)	(146,539)
Distributions to preferred shareholders	(44,604)	(52,710)
Distributions to noncontrolling interest in consolidated subsidiary	(14,863)	(8,386)
Cash (used in) provided by financing activities	(301,017)	380,423
Effect of exchange rate changes on cash	(1,302)	436
Increase (decrease) in cash and cash equivalents	120,230	(90,544)
Cash and cash equivalents at beginning of period	102,219	192,763
Cash and cash equivalents at end of period	$ 222,449	$ 102,219
Supplemental cash flow information:		
Interest paid	$ 192,010	$ 204,772
Taxes paid	1,303	779
Non-cash investing activities:		
Real estate acquisitions	$ -	$ (370,139)
Investment in real estate mortgages receivable	(7,688)	(1,419)
Net assets transferred to Select Income REIT	492,736	-
Non-cash financing activities:		
Issuance of common shares	$ 1,537	$ 1,124
Assumption of mortgage notes payable	-	359,213
Liabilities assumed	-	10,926

SUMMARY OF EQUITY INVESTMENTS

SUMMARY OF EQUITY INVESTMENTS

(dollars in thousands)

	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Common shares owned:					
Select Income REIT [1]	22,000,000	22,000,000	Consolidated	Consolidated	Consolidated
Government Properties Income Trust [2]	-	-	-	-	9,950,000
Affiliates Insurance Company [3]	20,000	20,000	40,000	40,000	40,000
Percent owned:					
Select Income REIT [1]	44.2%	44.2%	Consolidated	Consolidated	Consolidated
Government Properties Income Trust [2]	0.0%	0.0%	0.0%	0.0%	18.2%
Affiliates Insurance Company [3]	12.5%	12.5%	25.0%	25.0%	25.0%
Percent of total assets (book value):					
Select Income REIT [1]	7.7%	7.5%	Consolidated	Consolidated	Consolidated
Government Properties Income Trust [2]	0.0%	0.0%	0.0%	0.0%	2.1%
Affiliates Insurance Company [3]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	7.8%	7.6%	0.1%	0.1%	2.2%
Carrying book value on balance sheet:					
Select Income REIT [1]	$ 512,078	$ 511,473	$ Consolidated	$ Consolidated	$ Consolidated
Government Properties Income Trust [2]	-	-	-	-	173,452
Affiliates Insurance Company [3]	5,913	5,781	11,407	11,394	11,259
Total	$ 517,991	$ 517,254	$ 11,407	$ 11,394	$ 184,711
Market value of shares owned:					
Select Income REIT [1]	$ 588,280	$ 567,600	$ Consolidated	$ Consolidated	$ Consolidated
Government Properties Income Trust [2]	-	-	-	-	238,502
Affiliates Insurance Company [3]	N/A	N/A	N/A	N/A	N/A
Total	$ 588,280	$ 567,600	$ -	$ -	$ 238,502

(1) As of 12/31/2013, CWH owned approximately 44.2% of the common shares of SIR. On 7/2/2013, SIR issued and sold to the public 10,500,000 of its common shares of beneficial interest in an underwritten public offering. Prior to this offering, CWH's 22,000,000 common shares of SIR represented more than 50% of SIR's outstanding common shares and SIR's financial position and results of operations were consolidated in CWH's financial statements. Beginning on July 2, 2013, CWH no longer consolidates its investment in SIR, but instead accounts for its investment in SIR under the equity method.

(2) In March 2013, CWH sold all 9,950,000 common shares that it owned of GOV in a public offering for $25.20 per common share, raising gross proceeds of $250,740. CWH recognized a gain on this sale of an equity investment of $66,293 as a result of the per share sale price being above CWH's per share carrying value.

(3) Affiliates Insurance Company, or AIC, is a private company owned equally by RMR and each of the public companies to which RMR provides management services, including CWH and SIR. The amounts presented include SIR's equity investment in AIC from May 2012 until 7/2/2013, when SIR was no longer CWH's consolidated subsidiary.

SUMMARY OF EQUITY INVESTMENTS (continued)


CWH

(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Equity in earnings of investees:				
Select Income REIT [1]	$ 10,725	$ Consolidated	$ 21,153	$ Consolidated
Government Properties Income Trust [2]	-	2,605	4,111	10,836
Affiliates Insurance Company [3]	116	160	490	584
	$ 10,841	$ 2,765	$ 25,754	$ 11,420
Adjusted EBITDA from investees:				
Select Income REIT [1]	$ 16,023	$ Consolidated	$ 31,836	$ Consolidated
Government Properties Income Trust [2]	-	6,058	5,232	24,625
Affiliates Insurance Company [3]	116	160	490	584
	$ 16,139	$ 6,218	$ 37,558	$ 25,209
FFO from investees:				
Select Income REIT [1]	$ 14,452	$ Consolidated	$ 28,483	$ Consolidated
Government Properties Income Trust [2]	-	5,153	4,591	20,799
Affiliates Insurance Company [3]	116	160	490	584
	$ 14,568	$ 5,313	$ 33,564	$ 21,383
Normalized FFO from investees:				
Select Income REIT [1]	$ 14,683	$ Consolidated	$ 29,063	$ Consolidated
Government Properties Income Trust [2]	-	5,257	4,596	21,126
Affiliates Insurance Company [3]	116	160	490	584
	$ 14,799	$ 5,417	$ 34,149	$ 21,710
Cash distributions from investees:				
Select Income REIT [1]	$ 10,120	$ Consolidated	$ 19,800	$ Consolidated
Government Properties Income Trust [2]	-	4,279	4,279	16,816
Affiliates Insurance Company [3]	-	-	-	-
	$ 10,120	$ 4,279	$ 24,079	$ 16,816

(1) As of 12/31/2013, CWH owned approximately 44.2% of the common shares of SIR. On 7/2/2013, SIR issued and sold to the public 10,500,000 of its common shares of beneficial interest in an underwritten public offering. Prior to this offering, CWH's 22,000,000 common shares of SIR represented more than 50% of SIR's outstanding common shares and SIR's financial position and results of operations were consolidated in CWH's financial statements. Beginning on July 2, 2013, CWH no longer consolidates its investment in SIR, but instead accounts for its investment in SIR under the equity method.

(2) In March 2013, CWH sold all 9,950,000 common shares that it owned of GOV in a public offering for $25.20 per common share, raising gross proceeds of $250,740. CWH recognized a gain on this sale of an equity investment of $66,293 as a result of the per share sale price being above CWH's per share carrying value.

(3) AIC is a private company owned equally by RMR and each of the public companies to which RMR provides management services, including CWH and SIR. The amounts presented include SIR's equity investment in AIC from May 2012 until 7/2/2013, when SIR was no longer CWH's consolidated subsidiary.


CWH

DEBT SUMMARY
As of December 31, 2013 (1)

(dollars in thousands)

	Coupon Rate	Interest Rate (2)	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 150 bps) (3)	1.669%	1.669%	$ 235,000	10/19/2015	$ 235,000	1.8
Term loan (LIBOR + 185 bps) (4)	2.015%	2.015%	500,000	12/15/2016	500,000	3.0
Total / weighted average unsecured floating rate debt	1.904%	1.904%	$ 735,000		$ 735,000	2.6
Unsecured Fixed Rate Debt:						
Senior notes due 2015	6.400%	6.601%	$ 33,440	2/15/2015	$ 33,440	1.1
Senior notes due 2015	5.750%	5.790%	138,773	11/1/2015	138,773	1.8
Senior notes due 2016	6.250%	6.470%	139,104	8/15/2016	139,104	2.6
Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	3.5
Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	4.0
Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	5.9
Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	6.7
Senior notes due 2042	5.750%	5.974%	175,000	8/1/2042	175,000	28.6
Total / weighted average unsecured fixed rate debt	6.258%	6.432%	$ 1,361,317		$ 1,361,317	7.3
Secured Fixed Rate Debt:						
Secured debt One building in Macon, GA	4.950%	6.280%	$ 12,040	5/11/2014	$ 11,930	0.4
Secured debt One building in St. Cloud, MN	5.990%	5.990%	7,987	2/1/2015	7,580	1.1
Secured debt Two buildings in Indianapolis, IN	5.235%	3.290%	116,000	3/1/2016	116,000	2.2
Secured debt One building in Jacksonville, FL	6.030%	8.000%	40,334	5/11/2016	38,994	2.4
Secured debt One building in Chicago, IL	6.290%	4.240%	144,522	7/11/2016	139,478	2.5
Secured debt One building in Birmingham, AL	7.360%	5.610%	10,804	8/1/2016	9,333	2.6
Secured debt Four buildings in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	3.3
Secured debt Two buildings in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	3.4
Secured debt One building in Philadelphia, PA (5)	2.795%	5.660%	173,247	12/2/2019	160,710	5.9
Secured debt One building in Austin, TX	5.690%	4.670%	28,391	1/5/2021	24,836	7.0
Secured debt One building in Columbia, SC	5.300%	4.580%	39,598	6/1/2021	34,113	7.4
Secured debt One building in North Haven, CT	6.750%	5.240%	3,456	3/1/2022	-	8.2
Secured debt One building in East Windsor, CT	5.710%	5.240%	7,240	3/1/2026	-	12.2
Total / weighted average secured fixed rate debt	5.176%	4.776%	$ 889,894		$ 849,249	3.9
Total / weighted average debt	4.864%	4.824%	$ 2,986,211 (6)		$ 2,945,566	5.1

(1) Excludes mortgage debt related to properties classified as held for sale totaling $20,018, which total includes net unamortized premiums and discounts.

(2) Includes the effect of interest rate protection and mark to market accounting for certain mortgages and discounts on unsecured notes. Excludes effects of offering and transaction costs.

(3) Represents amounts outstanding on CWH's $750,000 revolving credit facility at 12/31/2013. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions. Interest paid under CWH's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings. Interest rate presented is at 12/31/2013.

(4) Represents amounts outstanding on CWH's term loan at 12/31/2013. Interest rate presented is at 12/31/2013, which is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings.

(5) Interest is payable at a rate equal to a premium over LIBOR but has been fixed by a cash flow hedge, which sets the rate at approximately 5.66% until 12/1/2016. The loan is being amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 12/31/2013.

(6) Total debt outstanding as of 12/31/2013, including net unamortized premiums and discounts, was $3,005,410.


CWH

DEBT MATURITY SCHEDULE
As of December 31, 2013

(dollars in thousands)

	Scheduled Principal Payments During Period				
Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	Weighted Average Interest Rate [2]
2014	$ -	$ -	$ 18,826	$ 18,826	5.3%
2015	235,000 [3]	172,213	14,608	421,821	3.5%
2016	500,000	139,104	309,604	948,708	3.9%
2017	-	250,000	310,592	560,592	5.9%
2018	-	250,000	4,614	254,614	6.6%
2019	-	125,000	165,422	290,422	6.5%
2020	-	250,000	2,523	252,523	5.9%
2021	-	-	60,470	60,470	5.5%
2022	-	-	799	799	5.9%
2023	-	-	702	702	5.7%
Thereafter	-	175,000	1,734	176,734	5.7%
Total	$ 735,000	$ 1,361,317	$ 889,894	$ 2,986,211 [4]	5.0%
Percent	24.6%	45.6%	29.8%	100.0%	

[1] Excludes mortgage debt related to properties classified as held for sale totaling $20,018, which total includes net unamortized premiums and discounts.

[2] Weighted based on current contractual interest rates.

[3] Represents amounts outstanding under CWH's $750,000 revolving credit facility, which matures on 10/19/2015. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions.

[4] Total debt outstanding as of 12/31/2013, including net unamortized premiums and discounts, was $3,005,410.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS


CWH

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Leverage Ratios:					
Total debt [1] / total assets	45.5%	46.0%	45.5%	45.3%	53.1%
Total debt [1] / gross book value of real estate assets [2]	46.0%	46.2%	41.8%	41.7%	50.4%
Total debt [1] / gross book value of real estate assets, plus book value of equity investments [2]	42.7%	43.0%	41.8%	41.6%	49.3%
Total debt [1] / total book capitalization	47.4%	47.8%	47.3%	47.0%	55.4%
Total debt [1] / total market capitalization	47.7%	49.8%	52.1%	52.6%	69.0%
Secured debt / total assets	14.1%	13.9%	12.2%	12.1%	12.0%
Variable rate debt / total debt [1]	24.3%	23.4%	33.4%	33.4%	28.6%
Variable rate debt / total assets	11.1%	10.8%	15.2%	15.1%	15.2%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	3.2x	3.0x	3.4x	3.0x	2.7x
Adjusted EBITDA [3] / interest expense + preferred distributions	2.5x	2.4x	2.7x	2.4x	2.2x
Total debt [1] / annualized Adjusted EBITDA [3]	6.0x	6.5x	6.1x	5.9x	7.6x
Public Debt Covenants:					
Debt / adjusted total assets [4] (maximum 60%)	38.9%	38.6%	40.5%	40.3%	47.3%
Secured debt / adjusted total assets [4] (maximum 40%)	12.0%	11.6%	10.8%	10.8%	10.7%
Consolidated income available for debt service [5] / debt service (minimum 1.5x)	3.1x	3.0x	3.4x	3.4x	2.7x
Total unencumbered assets [4] / unsecured debt (minimum 150% / 200%)	303.9%	305.9%	282.1%	284.3%	229.4%

(1) Total debt includes net unamortized premiums and discounts and mortgage debt totaling $20,018 and $20,127 as of 12/31/2013 and 9/30/2013, respectively, related to properties held for sale.

(2) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(3) See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net loss determined in accordance with GAAP to those amounts.

(4) Adjusted total assets and total unencumbered assets includes original cost of real estate assets calculated in accordance with GAAP and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

(5) Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.


CWH

CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Tenant improvements [1]	$ 30,563	$ 15,405	$ 19,156	$ 13,682	$ 27,008
Leasing costs [2]	11,810	14,382	8,675	6,785	11,734
Building improvements [3]	8,137	8,676	7,139	1,385	9,916
Recurring capital expenditures	50,510	38,463	34,970	21,852	48,658
Development, redevelopment and other activities [4]	8,796	3,994	2,931	3,063	17,539
Total capital expenditures	$ 59,306	$ 42,457	$ 37,901	$ 24,915	$ 66,197
Average sq. ft. during period [5]	48,650	51,667	77,715	78,440	77,704
Building improvements per average sq. ft. during period	$ 0.17	$ 0.17	$ 0.09	$ 0.02	$ 0.13

[1] Tenant improvements include related capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs such as brokerage commissions and tenant inducements.

[3] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

[5] Average sq. ft. during each period includes properties held for sale at the end of each period. As of 12/31/2013, CWH had 45 properties (110 buildings) classified as held for sale. Average sq. ft. for the three months ended 9/30/2013 has been adjusted to exclude 25,392 sq. ft. attributable to SIR's properties because SIR ceased to be a consolidated subsidiary of CWH as of 7/2/2013.



ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2013

(dollars and sq. ft. in thousands)



Acquisitions [1]:

There were no acquisitions during the period.

Dispositions [1]:

Date Sold	Location	CBD Properties/ Suburban Properties/Land	No. of Properties	No. of Buildings	Sq. Ft.	Sale Price [2]	Net Book Value [3]
Jan-13	Dearborn, MI	Suburban	3	18	1,060	$ 10,250	$ 8,055
Mar-13	Boston, MA	Ancillary Land	-	N/A	N/A	1,806	210
Apr-13	Jefferson, WI	Suburban	1	1	618	830	862
May-13	Rochester, NY	Suburban	1	1	57	4,025	3,747
Jun-13	Quincy, MA	Suburban	1	2	356	16,300	15,833
Jun-13	Rochester, NY	Suburban	1	1	30	1,600	1,108
Jun-13	Milford, CT	Suburban	1	1	144	5,250	4,562
Jun-13	Tukwila, WA	Ancillary Land	-	N/A	N/A	2,551	537
Aug-13	Blue Bell, PA	Suburban	1	3	129	4,100	3,556
Oct-13	Various	Suburban	9	41	1,212	43,000	39,812
Oct-13	Fort Worth, TX	Suburban	1	1	666	13,900	13,512
Oct-13	Lakewood, CO	Suburban	1	2	199	4,000	3,680
Nov-13	Various	CBD / Suburban	18	21	2,125	50,500	45,490
Dec-13	Fort Washington, PA	Suburban	2	2	77	2,020	1,556
Dec-13	Lenexa, KS	Suburban	3	40	1,670	89,000	108,538
	Total		43	134	8,343	$ 249,132	$ 251,058

[1] Excludes acquisitions and dispositions by SIR, if any.

[2] Represents the gross contract sale price and excludes closing costs and other adjustments.

[3] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations and impairment writedowns, if any.

PORTFOLIO INFORMATION

1225 17th Street, Denver, CO.
Square Feet: 672,465.




CWH

PORTFOLIO SUMMARY BY PROPERTY LOCATION [1]

(sq. ft. and dollars in thousands)

	As of and For the Three Months Ended December 31, 2013		
Key Statistic	CBD Properties	Suburban Properties	Total
Number of properties	38	87	125
Percent of total	30.4%	69.6%	100.0%
Total sq. ft.	20,975	16,298	37,273
Percent of total	56.3%	43.7%	100.0%
Leased sq. ft.	18,511	14,891	33,402
Percent leased [2]	88.3%	91.4%	89.6%
Total revenues	$ 137,577	$ 60,842	$ 198,419
Percent of total	69.3%	30.7%	100.0%
NOI [3]	$ 71,364	$ 36,951	$ 108,315
Percent of total	65.9%	34.1%	100.0%
Cash basis NOI [3]	$ 68,926	$ 35,269	$ 104,195
Percent of total	66.2%	33.8%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(3) See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net loss determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY LOCATION


CWH

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Year Ended [2]	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties:				
CBD Properties	37	37	34	34
Suburban Properties	87	87	87	87
Total	124	124	121	121
Square Feet:				
CBD Properties	19,914	19,914	17,523	17,523
Suburban Properties	16,298	16,298	16,298	16,298
Total	36,212	36,212	33,821	33,821
Percent Leased [3]:				
CBD Properties	88.1%	88.0%	87.9%	87.9%
Suburban Properties	91.4%	92.2%	91.4%	92.2%
Total	89.6%	89.9%	89.6%	89.9%
Total Revenues [4]:				
CBD Properties	$ 130,772	$ 130,435	$ 458,233	$ 461,641
Suburban Properties	60,855	59,953	246,488	242,701
Total	$ 191,627	$ 190,388	$ 704,721	$ 704,342
NOI [5]:				
CBD Properties	$ 68,132	$ 66,085	$ 246,922	$ 251,328
Suburban Properties	36,953	35,390	151,107	148,264
Total	$ 105,085	$ 101,475	$ 398,029	$ 399,592
Cash Basis NOI [5]:				
CBD Properties	$ 66,413	$ 62,675	$ 241,470	$ 241,219
Suburban Properties	35,271	31,108	141,332	131,083
Total	$ 101,684	$ 93,783	$ 382,802	$ 372,302
NOI % Change:				
CBD Properties	3.1%		-1.8%	
Suburban Properties	4.4%		1.9%	
Total	3.6%		-0.4%	
Cash Basis NOI % Change:				
CBD Properties	6.0%		0.1%	
Suburban Properties	13.4%		7.8%	
Total	8.4%		2.8%	

(1) Based on properties owned continuously since 10/1/2012. Excludes properties classified in discontinued operations.
(2) Based on properties owned continuously since 1/1/2012. Excludes properties classified in discontinued operations.
(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for the calculation of NOI and Cash Basis NOI and for a reconciliation of those amounts to net loss determined in accordance with GAAP.

CWH

PROPERTIES CONTRIBUTING 1% OR MORE OF NOI OR CASH BASIS NOI
As of December 31, 2013 (1)

(sorted by geographic location, dollars in thousands)

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue (2)	Undepreciated Book Value (3)	Net Book Value (4)	Date Acquired	Weighted Average Year Built or Substantially Renovated (5)
1. 420 20th Street North	Birmingham	AL	1	CBD	514,893	79.1%	$ 9,780	$ 55,518	$ 52,312	7/29/2011	2006
2. Inverness Center	Birmingham	AL	4	Suburban	475,951	89.4%	8,357	50,398	46,571	12/9/2010	1981
3. Arizona Center	Phoenix	AZ	4	CBD	1,070,724	95.0%	15,616	92,204	87,422	3/4/2011	1992
4. 1225 Seventeenth Street	Denver	CO	1	CBD	672,465	85.0%	19,098	143,195	129,465	6/24/2009	1982
5. 5073, 5075, & 5085 S. Syracuse Street	Denver	CO	1	Suburban	248,493	100.0%	8,035	63,610	58,212	4/16/2010	2007
6. 1601 Dry Creek Drive	Longmont	CO	1	Suburban	552,865	97.0%	7,975	32,267	25,242	10/26/2004	1982
7. 185 Asylum Street	Hartford	CT	1	CBD	868,395	99.1%	20,695	77,062	74,401	3/30/2012	2010
8. Georgetown-Green and Harris Buildings	Washington	DC	2	CBD	240,475	100.0%	6,072	60,000	56,103	9/3/2009	2006
9. 6600 North Military Trail	Boca Raton	FL	3	Suburban	639,830	100.0%	17,372	145,690	135,956	1/11/2011	2008
10. 600 West Chicago Avenue	Chicago	IL	2	CBD	1,511,849	98.3%	47,657	352,398	333,185	8/10/2011	2001
11. 8750 Bryn Mawr Avenue	Chicago	IL	2	Suburban	631,518	91.8%	15,557	88,656	82,004	10/28/2010	2005
12. Illinois Center	Chicago	IL	2	CBD	2,090,035	75.1%	47,711	328,247	313,165	5/11/2011;1/9/2012	2001
13. 101-115 W. Washington Street	Indianapolis	IN	1	CBD	634,058	87.0%	11,239	88,389	69,679	5/10/2005	1977
14. 111 Monument Circle	Indianapolis	IN	2	CBD	1,061,259	91.4%	25,272	169,332	164,715	10/22/2012	1990
15. 701 Poydras Street	New Orleans	LA	1	CBD	1,256,971	94.9%	19,550	92,548	87,656	8/29/2011	2010
16. 109 Brookline Avenue	Boston	MA	1	CBD	285,556	94.3%	9,275	47,156	28,802	9/28/1995	1915
17. 111 Market Place	Baltimore	MD	1	CBD	540,854	99.2%	11,091	75,316	55,907	1/28/2003	1990
18. 25 S. Charles Street	Baltimore	MD	1	CBD	343,815	93.9%	6,595	38,498	28,659	7/16/2004	1972
19. East Eisenhower Parkway	Ann Arbor	MI	2	Suburban	410,464	90.8%	10,077	54,730	50,478	6/15/2010	2006
20. 111 River Street	Hoboken	NJ	1	CBD	566,215	97.9%	21,506	134,400	119,564	8/11/2009	2002
21. North Point Office Complex	Cleveland	OH	2	CBD	873,335	81.5%	16,050	121,402	106,022	2/12/2008	1988
22. 1500 Market Street	Philadelphia	PA	1	CBD	1,773,967	76.3%	34,797	275,596	212,256	10/10/2002	1974
23. 1600 Market Street	Philadelphia	PA	1	CBD	825,968	90.7%	20,478	139,998	84,267	3/30/1998	1983
24. 1735 Market Street	Philadelphia	PA	1	CBD	1,290,678	95.9%	40,289	296,734	192,457	6/30/1998	1990
25. Foster Plaza	Pittsburgh	PA	8	Suburban	727,365	90.8%	12,635	70,965	57,152	9/16/2005	1993
26. 1320 Main Street	Columbia	SC	1	CBD	334,075	89.5%	7,362	54,743	53,082	9/18/2012	2004
27. 206 East 9th Street	Austin	TX	1	CBD	170,052	100.0%	5,745	47,634	46,103	5/31/2012	1984
28. Bridgepoint Parkway	Austin	TX	5	Suburban	440,007	95.4%	10,556	87,612	55,507	12/5/1997	1995
29. Research Park	Austin	TX	4	Suburban	1,110,007	98.0%	11,335	90,554	66,430	10/7/1998	1976
30. 333 108th Avenue NE	Bellevue	WA	1	CBD	416,503	100.0%	17,483	152,478	137,680	11/12/2009	2008
31. 100 East Wisconsin Avenue	Milwaukee	WI	1	CBD	434,740	93.7%	11,750	79,855	73,179	8/11/2010	1989
32. 111 East Kilbourn Avenue	Milwaukee	WI	1	CBD	373,669	95.0%	8,992	54,859	47,378	6/12/2008	1988
33. 310-320 Pitt Street	Sydney	Australia	1	CBD	313,865	100.0%	18,873	149,335	141,965	12/21/2010	1989
Subtotal (33 properties)			**62**		**23,700,916**	**90.9%**	**554,875**	**3,811,379**	**3,272,976**		
All other properties (92 properties)			**133**		**13,572,332**	**87.4%**	**185,134**	**1,725,786**	**1,369,130**		
Total (125 properties)			**195**		**37,273,248**	**89.6%**	**$ 740,009**	**$ 5,537,165**	**$ 4,642,106**		

	Q4 2013 NOI (6)	% of NOI	Q4 2013 Cash Basis NOI (6)	% of Cash Basis NOI
Subtotal (33 properties)	**$ 82,942**	**76.6%**	**$ 79,561**	**76.4%**
All other properties (92 properties)	**25,373**	**23.4%**	**24,634**	**23.6%**
Total (125 properties)	**$ 108,315**	**100.0%**	**$ 104,195**	**100.0%**

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(5) Weighted based on square feet.

(6) See Exhibit A for the calculation of NOI and Cash Basis NOI and for a reconciliation of those amounts to net loss determined in accordance with GAAP.


CWH

LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Properties	125	125	125	125	125
Total sq. ft. [2]	37,273	37,225	37,228	37,223	37,213
Percentage leased [3]	89.6%	89.6%	89.7%	89.4%	89.9%
Leasing Activity (Sq. Ft.):					
Renewals	887	1,177	827	904	1,281
New leases	197	323	523	314	537
Total	1,084	1,500	1,350	1,218	1,818
% Change in GAAP Rent [4]:					
Renewals	5.8%	-0.4%	-3.4%	-1.7%	8.1%
New leases	18.7%	4.4%	17.2%	10.9%	20.3%
Weighted average	8.5%	0.6%	7.4%	1.7%	12.3%
% Change in Cash Rent [4]:					
Renewals	0.9%	-5.9%	-5.9%	-3.6%	-2.9%
New leases	11.3%	0.9%	10.8%	7.1%	12.7%
Weighted average	3.1%	-4.5%	2.9%	-0.6%	2.3%
Leasing Cost and Concession Commitments [5]:					
Renewals	$ 14,356	$ 33,341	$ 6,232	$ 8,039	$ 13,067
New leases	4,986	13,279	39,750	8,503	15,021
Total	$ 19,342	$ 46,620	$ 45,982	$ 16,542	$ 28,088
Leasing Cost and Concession Commitments per Sq. Ft. [5]:					
Renewals	$ 16.18	$ 28.33	$ 7.54	$ 8.89	$ 10.20
New leases	$ 25.31	$ 41.11	$ 76.00	$ 27.08	$ 27.97
Total	$ 17.84	$ 31.08	$ 34.06	$ 13.58	$ 15.45
Weighted Average Lease Term by Sq. Ft. (years):					
Renewals	7.7	9.4	4.5	6.5	6.6
New leases	5.6	6.8	10.1	5.8	6.7
Total	7.3	9.0	8.6	6.3	6.7
Leasing Cost and Concession Commitments per Sq. Ft. per Year [5]:					
Renewals	$ 2.10	$ 3.01	$ 1.67	$ 1.37	$ 1.55
New leases	$ 4.52	$ 6.05	$ 7.53	$ 4.67	$ 4.17
Total	$ 2.44	$ 3.45	$ 3.96	$ 2.16	$ 2.31

(1) Excludes SIR's properties and properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.
(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Percent change in GAAP and cash rent is a comparison of current rent (including tenant expense reimbursements, if any, and excluding any initial period free rent), to the rent (including tenant expense reimbursements, if any) last received for the same space during CWH's ownership.
(5) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases executed during the periods indicated.

LEASING SUMMARY BY PROPERTY LOCATION


CWH

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended 12/31/2013 [1]		
	CBD	Suburban	Total
Properties	38	87	125
Total sq. ft. [2]	20,975	16,298	37,273
Square feet leased	18,511	14,891	33,402
Percentage leased [3]	88.3%	91.4%	89.6%
Leasing Activity (Sq. Ft.):			
Renewals	279	608	887
New leases	109	88	197
Total	388	696	1,084
% Change in GAAP Rent [4]:			
Renewals	15.4%	-2.6%	5.8%
New leases	34.3%	1.1%	18.7%
Weighted average	19.7%	-1.9%	8.5%
% Change in Cash Rent [4]:			
Renewals	8.6%	-6.1%	0.9%
New leases	26.6%	-5.6%	11.3%
Weighted average	12.6%	-6.0%	3.1%
Leasing Cost and Concession Commitments [5]:			
Renewals	$ 5,303	$ 9,053	$ 14,356
New leases	2,312	2,674	4,986
Total	$ 7,615	$ 11,727	$ 19,342
Leasing Cost and Concession Commitments per Sq. Ft. [5]:			
Renewals	$ 19.01	$ 14.89	$ 16.18
New leases	$ 21.21	$ 30.39	$ 25.31
Total	$ 19.63	$ 16.85	$ 17.84
Weighted Average Lease Term by Sq. Ft. (years):			
Renewals	5.1	8.9	7.7
New leases	4.9	6.4	5.6
Total	5.1	8.6	7.3
Leasing Cost and Concession Commitments per Sq. Ft. per Year [5]:			
Renewals	$ 3.73	$ 1.67	$ 2.10
New leases	$ 4.33	$ 4.75	$ 4.52
Total	$ 3.85	$ 1.96	$ 2.44

(1) Excludes SIR's properties and properties classified in discontinued operations.

(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(4) Percent change in GAAP and cash rent is a comparison of current rent (including tenant expense reimbursements, if any, and excluding any initial period free rent), to the rent (including tenant expense reimbursements, if any) last received for the same space during CWH's ownership.

(5) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY LOCATION [1]


CWH

(sq. ft. in thousands)

Property Location	Total Sq. Ft. As of 12/31/2013	Sq. Ft. Leases Executed During Three Months Ended 12/31/2013 Renewals	New	Total
CBD Properties	20,975	279	109	388
Suburban Properties	16,298	608	88	696
Total	37,273	887	197	1,084

	Sq. Ft. Leased						
Property Location	As of 9/30/2013	9/30/2013 % Leased [2] [3]	Expired	Renewals and New	Acquisitions	As of 12/31/2013	12/31/2013 % Leased [2]
CBD Properties	18,498	88.4%	(375)	388	-	18,511	88.3%
Suburban Properties	14,849	91.1%	(654)	696	-	14,891	91.4%
Total	33,347	89.6%	(1,029)	1,084	-	33,402	89.6%

(1) Excludes properties classified in discontinued operations.

(2) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(3) Excludes effects of space remeasurements during the period.


CWH

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL INCOME
As of December 31, 2013 (1)

(sq. ft. in thousands)

Tenant	Sq. Ft. (2)	% of Total Sq. Ft. (2)	% of Annualized Rental Revenue (3)	Expiration
1. Telstra Corporation Limited	311	0.9%	2.5%	2020
2. Office Depot, Inc.	651	1.9%	2.4%	2023
3. Expedia, Inc.	371	1.1%	2.1%	2018
4. PNC Financial Services Group	587	1.8%	2.0%	2017 to 2021
5. John Wiley & Sons, Inc.	386	1.2%	2.0%	2017
6. U.S. Government	463	1.4%	1.8%	2014 to 2032
7. The Bank of New York Mellon Corp.	395	1.2%	1.6%	2015 to 2021
8. Royal Dutch Shell plc	700	2.1%	1.5%	2016 and 2026
9. J.P. Morgan Chase & Co.	375	1.1%	1.5%	2014 to 2025
10. Flextronics International Ltd.	1,051	3.1%	1.4%	2019
11. United Healthcare Services Inc.	479	1.4%	1.4%	2017 to 2023
12. Bankers Life and Casualty Company	349	1.0%	1.3%	2015 to 2023
13. Wells Fargo & Co	358	1.1%	1.3%	2014 to 2022
14. Ballard Spahr LLP (a law firm)	263	0.8%	1.2%	2014 to 2031
15. Jones Day (a law firm)	343	1.0%	1.2%	2026
16. Towers Watson & Co.	348	1.0%	1.2%	2014 to 2020
17. Level 3 Communications, Inc.	212	0.6%	1.1%	2014 to 2026
18. RE/MAX Holdings, Inc.	248	0.7%	1.1%	2028
19. Carmike Cinemas, Inc.	552	1.7%	1.1%	2016
20. Verizon Communications Inc.	303	0.9%	1.0%	2014 to 2022
Total	8,745	26.0%	30.7%	

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to existing leases as of 12/31/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

CWH

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY LOCATION [1]

(dollars and sq. ft. in thousands)

	Total as of 12/31/2013	2014	2015	2016	2017 and Thereafter
CBD Properties:					
Total sq. ft.	20,975				
Leased sq. ft. [2]	18,511	1,028	1,833	1,678	13,972
Percent		5.5%	9.9%	9.1%	75.5%
Annualized rental revenue [3]	$ 498,064	$ 25,140	$ 54,610	$ 40,881	$ 377,433
Percent		5.0%	11.0%	8.2%	75.8%
Suburban Properties:					
Total sq. ft.	16,298				
Leased sq. ft. [2]	14,891	1,162	1,830	2,322	9,577
Percent		7.8%	12.3%	15.6%	64.3%
Annualized rental revenue [3]	$ 241,945	17,587	27,253	34,132	162,973
Percent		7.3%	11.3%	14.1%	67.3%
Total:					
Total sq. ft.	37,273				
Leased sq. ft. [2]	33,402	2,190	3,663	4,000	23,549
Percent		6.5%	11.0%	12.0%	70.5%
Annualized rental revenue [3]	$ 740,009	$ 42,727	$ 81,863	$ 75,013	$ 540,406
Percent		5.8%	11.1%	10.1%	73.0%

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 12/31/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

CWH

PORTFOLIO LEASE EXPIRATION SCHEDULE
As of December 31, 2013 [1]

(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [2]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Revenue Expiring [3]	% of Annualized Rental Revenue Expiring	Cumulative % of Annualized Rental Revenue Expiring
2014	321	2,190	6.5%	6.5%	$ 42,727	5.8%	5.8%
2015	234	3,663	11.0%	17.5%	81,863	11.1%	16.9%
2016	251	4,000	12.0%	29.5%	75,013	10.1%	27.0%
2017	218	3,219	9.6%	39.1%	79,753	10.8%	37.8%
2018	170	3,530	10.6%	49.7%	80,703	10.9%	48.7%
2019	90	3,531	10.6%	60.3%	64,253	8.7%	57.4%
2020	72	3,513	10.5%	70.8%	82,831	11.2%	68.6%
2021	52	1,604	4.8%	75.6%	38,172	5.1%	73.7%
2022	36	1,228	3.7%	79.3%	33,014	4.5%	78.2%
2023	51	2,557	7.7%	87.0%	65,280	8.8%	87.0%
Thereafter	56	4,367	13.0%	100.0%	96,400	13.0%	100.0%
Total	1,551	33,402	100.0%		$ 740,009	100.0%	
Weighted average remaining lease term (in years)		6.0			6.0		

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to existing leases as of 12/31/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

EXHIBITS


PNC BANK

1600 Market Street, Philadelphia, PA.
Square Feet: 825,968.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI


CWH

EXHIBIT A

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Calculation of NOI and Cash Basis NOI [(1)]:				
Rental income	$ 157,815	$ 188,529	$ 707,380	$ 709,390
Tenant reimbursements and other income	40,604	43,428	178,156	172,515
Operating expenses	(90,104)	(97,972)	(370,869)	(356,604)
Property net operating income (NOI)	108,315	133,985	514,667	525,301
Non cash straight line rent adjustments	(5,522)	(10,667)	(32,549)	(41,569)
Lease value amortization	2,445	2,588	10,158	10,274
Lease termination fees	(1,043)	(1,920)	(2,758)	(5,146)
Cash Basis NOI	$ 104,195	$ 123,986	$ 489,518	$ 488,860
Reconciliation of Cash Basis NOI to Net Loss:				
Cash Basis NOI	$ 104,195	$ 123,986	$ 489,518	$ 488,860
Non cash straight line rent adjustments	5,522	10,667	32,549	41,569
Lease value amortization	(2,445)	(2,588)	(10,158)	(10,274)
Lease termination fees	1,043	1,920	2,758	5,146
Property NOI	108,315	133,985	514,667	525,301
Depreciation and amortization	(51,908)	(57,931)	(218,854)	(209,759)
General and administrative	(16,221)	(12,313)	(77,209)	(46,057)
Acquisition related costs	19	(646)	(318)	(5,648)
Operating income	40,205	63,095	218,286	263,837
Interest and other income	298	384	1,229	1,404
Interest expense	(38,559)	(53,303)	(173,011)	(201,840)
Loss on early extinguishment of debt	(25)	-	(60,052)	(287)
Gain on sale of equity investment	-	-	66,293	-
Gain on issuance of shares by an equity investee	-	7,246	-	7,246
Income from continuing operations before income tax expense and equity in earnings of investees	1,919	17,422	52,745	70,360
Income tax expense	(107)	(1,301)	(2,634)	(3,207)
Equity in earnings of investees	10,841	2,765	25,754	11,420
Income from continuing operations	12,653	18,886	75,865	78,573
Discontinued operations:				
Income from discontinued operations	10,085	2,476	15,867	9,783
Loss on asset impairment from discontinued operations	(1,507)	(168,632)	(227,122)	(168,632)
Loss on early extinguishment of debt from discontinued operations	(1,011)	-	(1,011)	(1,608)
Net (loss) gain on sale of properties from discontinued operations	(25,521)	-	(22,162)	2,039
Loss before gain on sale of properties	(5,301)	(147,270)	(158,563)	(79,845)
Gain on sale of properties	-	-	1,596	-
Net loss	$ (5,301)	$ (147,270)	$ (156,967)	$ (79,845)

(1) Excludes properties classified in discontinued operations.

We calculate NOI on a GAAP and cash basis as shown above. We define NOI as income from our real estate including lease termination fees received from tenants less our property operating expenses, which expenses include property marketing costs. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net loss because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual, regional and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net loss in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP, and should not be considered as alternatives to net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.


CWH

CALCULATION OF EBITDA AND ADJUSTED EBITDA

EXHIBIT B

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net loss	$ (5,301)	$ (147,270)	$ (156,967)	$ (79,845)
Plus: interest expense from continuing operations	38,559	53,303	173,011	201,840
Plus: interest expense from discontinued operations	416	460	1,742	2,404
Plus: income tax expense	107	1,301	2,634	3,207
Plus: depreciation and amortization from continuing operations	51,908	57,931	218,854	209,759
Plus: depreciation and amortization from discontinued operations	825	12,021	28,098	48,533
EBITDA	86,514	(22,254)	267,372	385,898
Plus: loss on asset impairment from discontinued operations	1,507	168,632	227,122	168,632
Plus: acquisition related costs from continuing operations	(19)	646	318	5,648
Plus: loss on early extinguishment of debt from continuing operations	25	-	60,052	287
Plus: loss on early extinguishment of debt from discontinued operations	1,011	-	1,011	1,608
Plus: shareholder litigation costs and related expenses	6,475	-	30,392	-
Plus: adjusted EBITDA from investees	16,139	6,218	37,558	25,209
Less: gain on sale of properties	-	-	(1,596)	-
Less: net loss (gain) on sale of properties from discontinued operations	25,521	-	22,162	(2,039)
Less: equity in earnings of investees	(10,841)	(2,765)	(25,754)	(11,420)
Less: gain on sale of equity investment	-	-	(66,293)	-
Less: gain on issuance of shares by an equity investee	-	(7,246)	-	(7,246)
Adjusted EBITDA	$ 126,332	$ 143,231	$ 552,344	$ 566,577

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO


CWH

EXHIBIT C

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Calculation of FFO:				
Net loss attributable to CommonWealth REIT	$ (5,301)	$ (152,784)	$ (177,060)	$ (95,421)
Plus: depreciation and amortization from continuing operations	51,908	57,931	218,854	209,759
Plus: depreciation and amortization from discontinued operations	825	12,021	28,098	48,533
Plus: loss on asset impairment from discontinued operations	1,507	168,632	227,122	168,632
Plus: FFO from investees	14,568	5,313	33,564	21,383
Plus: net income attributable to noncontrolling interest	-	5,514	20,093	15,576
Less: FFO attributable to noncontrolling interest	-	(7,149)	(26,270)	(19,419)
Less: gain on sale of properties	-	-	(1,596)	-
Less: net loss (gain) on sale of properties from discontinued operations	25,521	-	22,162	(2,039)
Less: equity in earnings of investees	(10,841)	(2,765)	(25,754)	(11,420)
FFO attributable to CommonWealth REIT	78,187	86,713	319,213	335,584
Less: preferred distributions	(11,151)	(11,151)	(44,604)	(51,552)
FFO available for CommonWealth REIT common shareholders	$ 67,036	$ 75,562	$ 274,609	$ 284,032
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT	$ 78,187	$ 86,713	$ 319,213	$ 335,584
Plus: acquisition related costs from continuing operations	(19)	646	318	5,648
Plus: normalized FFO from investees	14,799	5,417	34,149	21,710
Plus: loss on early extinguishment of debt from continuing operations	25	-	60,052	287
Plus: loss on early extinguishment of debt from discontinued operations	1,011	-	1,011	1,608
Plus: shareholder litigation costs and related expenses	6,475	-	30,392	-
Plus: average minimum rent from direct financing lease	329	329	1,316	1,316
Plus: FFO attributable to noncontrolling interest	-	7,149	26,270	19,419
Less: normalized FFO attributable to noncontrolling interest	-	(7,491)	(26,573)	(20,132)
Less: FFO from investees	(14,568)	(5,313)	(33,564)	(21,383)
Less: interest earned from direct financing lease	(251)	(333)	(1,128)	(1,452)
Less: gain on sale of equity investment	-	-	(66,293)	-
Less: gain on issuance of shares by an equity investee	-	(7,246)	-	(7,246)
Normalized FFO attributable to CommonWealth REIT	85,988	79,871	345,163	335,359
Less: preferred distributions	(11,151)	(11,151)	(44,604)	(51,552)
Normalized FFO available for CommonWealth REIT common shareholders	$ 74,837	$ 68,720	$ 300,559	$ 283,807
Weighted average common shares outstanding -- basic and diluted (1)	118,387	83,804	112,378	83,750
FFO available for CommonWealth REIT common shareholders per share -- basic and diluted (1)	$ 0.57	$ 0.90	$ 2.44	$ 3.39
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic and diluted (1)	$ 0.63	$ 0.82	$ 2.67	$ 3.39

(1) As of 12/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on FFO and Normalized FFO available for CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, loss on real estate asset impairment, net income attributable to noncontrolling interest and FFO from equity investees, excluding any gain or loss on sale of properties, equity in earnings from investees and FFO attributable to noncontrolling interests. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gains from issuance of shares by equity investees, gain from sale of equity investment, loss on early extinguishment of debt, shareholder litigation costs and related expenses, the difference between average minimum rent and interest earned from our direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interests. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital to us, our cash available for distribution, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.


CWH

CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)

EXHIBIT D

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Normalized FFO available for CommonWealth REIT common shareholders [(1)]	$ 74,837	$ 68,720	$ 300,559	$ 283,807
Plus: lease value amortization from continuing operations	2,445	2,588	10,158	10,274
Plus: lease value amortization from discontinued operations	(126)	(89)	(623)	(312)
Plus: amortization of prepaid interest and debt discounts from continuing operations	(255)	635	9	3,296
Plus: amortization of prepaid interest and debt discounts from discontinued operations	15	18	72	109
Plus: distributions from investees	10,120	4,279	24,079	16,816
Plus: non-cash general and administrative expenses paid in common shares [(2)]	338	542	2,113	1,686
Plus: minimum cash rent from direct financing lease	2,025	2,025	8,098	8,098
Plus: normalized FFO attributable to noncontrolling interest	-	7,491	26,573	20,132
Less: CAD attributable to noncontrolling interest	-	(6,119)	(23,792)	(17,968)
Less: average minimum rent from direct financing lease	(329)	(329)	(1,316)	(1,316)
Less: straight line rent from continuing operations	(5,522)	(10,667)	(32,549)	(41,569)
Less: straight line rent from discontinued operations	349	521	1,320	2,757
Less: recurring capital expenditures	(50,510)	(48,658)	(145,795)	(132,725)
Less: normalized FFO from investees	(14,799)	(5,417)	(34,149)	(21,710)
CAD	$ 18,588	$ 15,540	$ 134,757	$ 131,375
Weighted average common shares outstanding -- basic	118,387	83,804	112,378	83,750
CAD per share	$ 0.16	$ 0.19	$ 1.20	$ 1.57

(1) See Exhibit C for calculation of Normalized FFO and for a reconciliation of net loss attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

(2) Represents the amortized value of shares issued during the year to trustees of CWH and SIR (amounts for SIR are only for the periods when SIR was a consolidated subsidiary of CWH), to officers of CWH and SIR, and to RMR employees, under CWH's and SIR's equity award plans.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our operating performance, along with net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that CAD provides useful information to investors because CAD may facilitate a comparison of cash based operating performance between periods and with other REITs. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. This measure should be considered in conjunction with net loss, net loss attributable to CommonWealth REIT, net loss available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.


CWH

CALCULATION OF DILUTED NET LOSS, FFO AND NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)

EXHIBIT E

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net loss available for CommonWealth REIT common shareholders	$ (16,452)	$ (163,935)	$ (221,664)	$ (151,958)
Add -- Series D convertible preferred distributions [(1)]	6,167	6,167	24,668	24,668
Net loss available for CommonWealth REIT common shareholders -- diluted	$ (10,285)	$ (157,768)	$ (196,996)	$ (127,290)
FFO available for CommonWealth REIT common shareholders [(2)]	$ 67,036	$ 75,562	$ 274,609	$ 284,032
Add -- Series D convertible preferred distributions [(1)]	6,167	6,167	24,668	24,668
FFO available for CommonWealth REIT common shareholders -- diluted	$ 73,203	$ 81,729	$ 299,277	$ 308,700
Normalized FFO available for CommonWealth REIT common shareholders [(2)]	$ 74,837	$ 68,720	$ 300,559	$ 283,807
Add -- Series D convertible preferred distributions [(1)]	6,167	6,167	24,668	24,668
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 81,004	$ 74,887	$ 325,227	$ 308,475
Weighted average common shares outstanding -- basic	118,387	83,804	112,378	83,750
Effect of dilutive Series D preferred shares [(1)]	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	125,685	91,102	119,676	91,048

(1) As of 12/31/2013, we had 15,180 series D cumulative convertible preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive to income, FFO and Normalized FFO for all periods presented.

(2) See Exhibit C for calculation of FFO available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net loss attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

CWH

EXHIBIT F

PROPERTY DETAIL
As of December 31, 2013

(sorted by geographic location, dollars in thousands)

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [1]	Undepreciated Book Value [2]	Net Book Value [3]	Date Acquired	Weighted Average Year Built or Substantially Renovated [4]
Continuing Operations:											
1. 2501 20th Place South	Birmingham	AL	1	CBD	125,722	98.6%	$ 2,929	$ 24,079	$ 20,500	12/27/2006	2001
2. 420 20th Street North	Birmingham	AL	1	CBD	514,893	79.1%	9,780	55,518	52,312	7/29/2011	2006
3. Inverness Center	Birmingham	AL	4	Suburban	475,951	89.4%	8,357	50,398	46,571	12/9/2010	1981
4. 785 Schilinger Road South	Mobile	AL	1	Suburban	72,000	100.0%	1,031	11,269	9,766	10/22/2007	1998
5. Arizona Center	Phoenix	AZ	4	CBD	1,070,724	95.0%	15,616	92,204	87,422	3/4/2011	1992
6. 4 South 84th Avenue	Tolleson	AZ	1	Suburban	236,007	100.0%	1,461	11,163	8,771	12/19/2003	1989
7. One South Church Avenue	Tucson	AZ	1	CBD	240,811	55.6%	3,238	32,346	24,132	2/27/2002	1986
8. Parkshore Plaza	Folsom	CA	4	Suburban	269,281	90.9%	5,951	46,490	43,821	6/16/2011	1999
9. Leased Land	Gonzalez	CA	7	Suburban	Land	0.0%	3,181	31,823	30,134	8/31/2010	-
10. Sky Park Centre	San Diego	CA	2	Suburban	63,485	100.0%	1,351	9,786	7,035	6/24/2002	1986
11. Sorrento Valley Business Park	San Diego	CA	4	Suburban	105,003	100.0%	2,188	17,583	11,243	12/31/1996	1984
12. 1921 E. Alton Avenue	Santa Ana	CA	1	Suburban	67,846	84.7%	1,674	11,518	8,891	11/10/2003	2000
13. 9110 East Nichols Avenue	Centennial	CO	1	Suburban	143,958	96.2%	2,466	20,284	15,244	11/2/2001	1984
14. 7450 Campus Drive	Colorado Springs	CO	1	Suburban	77,411	100.0%	1,839	9,481	8,748	4/30/2010	1996
15. 1225 Seventeenth Street	Denver	CO	1	CBD	672,465	85.0%	19,098	143,195	129,465	6/24/2009	1982
16. 5073, 5075, & 5085 S. Syracuse Street	Denver	CO	1	Suburban	248,493	100.0%	8,035	63,610	58,212	4/16/2010	2007
17. 1601 Dry Creek Drive	Longmont	CO	1	Suburban	552,865	97.0%	7,975	32,267	25,242	10/26/2004	1982
18. 129 Worthington Ridge Road	Berlin	CT	1	Suburban	227,500	100.0%	837	5,252	4,801	10/24/2006	1968
19. 97 Newberry Road	East Windsor	CT	1	Suburban	289,386	100.0%	1,756	15,350	13,105	10/24/2006	1989
20. 185 Asylum Street	Hartford	CT	1	CBD	868,395	99.1%	20,695	77,062	74,401	3/30/2012	2010
21. 599 Research Parkway	Meriden	CT	1	Suburban	48,249	100.0%	813	8,092	6,408	7/24/2003	1982
22. 33 Stiles Lane	North Haven	CT	1	Suburban	175,301	100.0%	1,092	11,447	9,758	10/24/2006	2002
23. 181 Marsh Hill Road	Orange	CT	1	Suburban	162,036	100.0%	1,183	10,632	9,186	10/24/2006	2006
24. 50 Barnes Industrial Road North	Wallingford	CT	1	Suburban	154,255	100.0%	1,373	13,858	11,787	10/24/2006	1976
25. 5-9 Barnes Industrial Road	Wallingford	CT	1	Suburban	38,006	99.3%	394	3,329	2,854	10/24/2006	1980
26. 860 North Main Street	Wallingford	CT	1	Suburban	31,165	99.5%	430	4,814	4,001	10/24/2006	1982
27. One Barnes Industrial Road South	Wallingford	CT	1	Suburban	30,170	100.0%	351	3,056	2,647	10/24/2006	1977
28. 100 Northfield Drive	Windsor	CT	1	Suburban	116,986	80.8%	1,688	15,499	11,460	8/29/2003	1988
29. 1250 H Street, NW	Washington	DC	1	CBD	187,684	55.1%	4,771	64,313	42,000	6/23/1998	1992
30. Georgetown-Green and Harris Buildings	Washington	DC	2	CBD	240,475	100.0%	6,072	60,000	56,103	9/3/2009	2006
31. 802 Delaware Avenue	Wilmington	DE	1	CBD	240,780	100.0%	3,662	54,410	33,987	7/23/1998	1986
32. 6600 North Military Trail	Boca Raton	FL	3	Suburban	639,830	100.0%	17,372	145,690	135,956	1/11/2011	2008
33. 225 Water Street	Jacksonville	FL	1	CBD	318,997	41.9%	2,816	48,270	41,990	11/24/2008	1985
34. The Exchange	Atlanta	GA	2	Suburban	187,632	81.3%	2,531	17,905	14,083	9/9/2004;9/2/2005	1995
35. 9040 Roswell Road	Atlanta	GA	1	Suburban	178,941	82.0%	2,657	23,161	18,360	8/24/2004	1985
36. Executive Park	Atlanta	GA	9	Suburban	427,160	69.6%	5,136	63,219	50,785	7/16/2004;7/26/2007	1972
37. 3920 Arkwright Road	Macon	GA	1	Suburban	196,156	89.8%	3,201	24,386	20,208	4/28/2006	1988

[1] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[2] Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

[3] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

[4] Weighted based on square feet.


CWH

PROPERTY DETAIL (continued)
As of December 31, 2013

(sorted by geographic location, dollars in thousands)

EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [1]	Undepreciated Book Value [2]	Net Book Value [3]	Date Acquired	Weighted Average Year Built or Substantially Renovated [4]
Continuing Operations (continued):											
38. 1775 West Oak Commons Court	Marietta	GA	1	Suburban	79,854	100.0%	1,167	9,761	8,651	9/5/2007	1998
39. 633 Ahua Street	Honolulu	HI	1	Suburban	120,803	75.8%	1,297	19,306	16,361	12/5/2003	2006
40. 905 Meridian Lake Drive	Aurora	IL	1	Suburban	74,652	100.0%	2,179	15,378	13,113	5/1/2007	1999
41. 1200 Lakeside Drive	Bannockburn	IL	1	Suburban	260,084	74.3%	4,730	64,836	54,148	12/29/2005	1999
42. Illinois Center	Chicago	IL	2	CBD	2,090,035	75.1%	47,711	328,247	313,165	5/11/2011;1/9/2012	2001
43. 600 West Chicago Avenue	Chicago	IL	2	CBD	1,511,849	98.3%	47,657	352,398	333,185	8/10/2011	2001
44. 8750 Bryn Mawr Avenue	Chicago	IL	2	Suburban	631,518	91.8%	15,557	88,656	82,004	10/28/2010	2005
45. 1955 West Field Court	Lake Forest	IL	1	Suburban	59,130	100.0%	1,159	13,878	11,383	12/14/2005	2001
46. 101-115 W. Washington Street	Indianapolis	IN	1	CBD	634,058	87.0%	11,239	88,389	69,679	5/10/2005	1977
47. 111 Monument Circle	Indianapolis	IN	2	CBD	1,061,259	91.4%	25,272	169,332	164,715	10/22/2012	1990
48. 5015 S. Water Circle	Wichita	KS	1	Suburban	113,524	100.0%	580	5,873	5,303	4/2/2007	1995
49. 701 Poydras Street	New Orleans	LA	1	CBD	1,256,971	94.9%	19,550	92,548	87,656	8/29/2011	2010
50. 109 Brookline Avenue	Boston	MA	1	CBD	285,556	94.3%	9,275	47,156	28,802	9/28/1995	1915
51. Cabot Business Park Land	Mansfield	MA	-	Suburban	Land	0.0%	-	1,033	1,033	8/1/2003	-
52. 2300 Crown Colony Drive	Quincy	MA	1	Suburban	45,974	95.5%	987	8,118	6,045	2/24/2004	1999
53. 340 Thompson Road	Webster	MA	1	Suburban	25,000	100.0%	191	3,188	1,992	5/15/1997	1995
54. 100 South Charles Street	Baltimore	MD	1	CBD	159,616	86.0%	2,771	16,270	10,201	11/18/1997	1988
55. 111 Market Place	Baltimore	MD	1	CBD	540,854	99.2%	11,091	75,316	55,907	1/28/2003	1990
56. 25 S. Charles Street	Baltimore	MD	1	CBD	343,815	93.9%	6,595	38,498	28,659	7/16/2004	1972
57. 820 W. Diamond	Gaithersburg	MD	1	Suburban	134,933	86.8%	2,817	33,138	23,893	3/31/1997	1995
58. 6710 Oxon Hill	Oxon Hill	MD	1	Suburban	118,336	51.7%	1,442	19,679	13,011	3/31/1997	1992
59. Danac Stiles Business Park	Rockville	MD	3	Suburban	276,637	85.4%	6,505	75,287	60,305	7/20/2004	2002
60. East Eisenhower Parkway	Ann Arbor	MI	2	Suburban	410,464	90.8%	10,077	54,730	50,478	6/15/2010	2006
61. 2250 Pilot Knob Road	Mendota Heights	MN	1	Suburban	87,183	76.5%	609	6,431	4,252	3/19/1998	1995
62. 9800 Shelard Parkway	Plymouth	MN	1	Suburban	46,765	86.2%	862	6,649	4,282	8/3/1999	1987
63. Rosedale Corporate Plaza	Roseville	MN	3	Suburban	149,116	100.0%	2,913	27,559	20,018	12/1/1999	1987
64. 411 Farwell Avenue	South St. Paul	MN	1	Suburban	422,727	100.0%	1,957	15,703	13,090	6/2/2004	1970
65. 6200 Glenn Carlson Drive	St. Cloud	MN	1	Suburban	338,000	100.0%	2,203	15,753	14,286	10/15/2009	2013
66. 1000 Shelard Parkway	St. Louis Park	MN	1	Suburban	62,499	100.0%	1,388	8,953	5,935	8/3/1999	1986
67. 525 Park Street	St. Paul	MN	1	CBD	75,636	84.1%	1,241	8,628	5,478	8/3/1999	1987
68. 1900 Meyer Drury Drive	Arnold	MO	1	Suburban	65,225	100.0%	1,060	8,611	6,781	2/11/2004	1999
69. 4700 Belleview Avenue	Kansas City	MO	1	Suburban	80,615	73.5%	1,029	6,372	5,771	7/17/2008	1986
70. 131-165 West Ninth Street	N. Kansas City	MO	1	Suburban	75,517	100.0%	268	1,753	1,588	7/17/2008	1970
71. 12655 Olive Boulevard	St. Louis	MO	1	Suburban	98,588	99.7%	2,028	14,510	12,877	10/5/2006	1988
72. 1285 Fern Ridge Parkway	St. Louis	MO	1	Suburban	66,510	75.7%	996	9,615	7,453	11/7/2003	1998
73. 300 North Greene Street	Greensboro	NC	1	CBD	324,305	88.1%	6,345	40,327	37,099	9/14/2010	1989
74. 111 River Street	Hoboken	NJ	1	CBD	566,215	97.9%	21,506	134,400	119,564	8/11/2009	2002

(1) Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(2) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(3) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Weighted based on square feet.

PROPERTY DETAIL (continued)
As of December 31, 2013

(sorted by geographic location, dollars in thousands)


EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [1]	Undepreciated Book Value [2]	Net Book Value [3]	Date Acquired	Weighted Average Year Built or Substantially Renovated [4]
Continuing Operations (continued):											
75. 5 Paragon Drive	Montvale	NJ	1	Suburban	119,089	100.0%	3,554	17,684	16,674	2/11/2011	2008
76. One Park Square	Albuquerque	NM	6	CBD	259,737	87.2%	4,533	28,782	21,290	2/12/2002	1986
77. North Point Office Complex	Cleveland	OH	2	CBD	873,335	81.5%	16,050	121,402	106,022	2/12/2008	1988
78. 401 Vine Street	Delmont	PA	1	Suburban	53,980	100.0%	517	7,117	6,264	10/22/2007	1999
79. 515 Pennsylvania Avenue	Fort Washington	PA	1	Suburban	82,000	76.0%	1,343	14,979	10,648	9/22/1997	1998
80. 443 Gulph Road	King of Prussia	PA	1	Suburban	21,000	100.0%	426	4,955	3,023	9/22/1997	1966
81. 4350 Northern Pike	Monroeville	PA	1	Suburban	503,885	46.5%	4,201	75,228	62,122	9/16/2004	2012
82. Cherrington Corporate Center	Moon Township	PA	7	Suburban	454,679	85.1%	7,771	69,269	51,864	9/14/1998;8/23/1999	1997
83. 1500 Market Street	Philadelphia	PA	1	CBD	1,773,967	76.3%	34,797	275,596	212,256	10/10/2002	1974
84. 1525 Locust Street	Philadelphia	PA	1	CBD	98,009	91.9%	2,202	10,913	7,572	6/11/1999	1987
85. 1600 Market Street	Philadelphia	PA	1	CBD	825,968	90.7%	20,478	139,998	84,267	3/30/1998	1983
86. 1735 Market Street	Philadelphia	PA	1	CBD	1,290,678	95.9%	40,289	296,734	192,457	6/30/1998	1990
87. Foster Plaza	Pittsburgh	PA	8	Suburban	727,365	90.8%	12,635	70,965	57,152	9/16/2005	1993
88. 128 Crews Drive	Columbia	SC	1	Suburban	185,600	100.0%	598	3,746	3,467	4/2/2007	2011
89. 1320 Main Street	Columbia	SC	1	CBD	334,075	89.5%	7,362	54,743	53,082	9/18/2012	2004
90. 111 Southchase Boulevard	Fountain Inn	SC	1	Suburban	168,087	100.0%	714	8,309	7,114	5/23/2007	1987
91. 1043 Global Avenue	Graniteville	SC	1	Suburban	450,000	100.0%	1,505	16,630	14,027	4/2/2007	1998
92. 633 Frazier Drive	Franklin	TN	1	Suburban	150,000	100.0%	2,139	18,980	16,928	10/22/2007	1999
93. 775 Ridge Lake Boulevard	Memphis	TN	1	CBD	120,678	80.3%	2,682	20,813	16,274	4/28/2004	2000
94. 1601 Rio Grande Street	Austin	TX	1	CBD	56,219	96.0%	1,271	8,040	5,403	6/3/1999	1985
95. 206 East 9th Street	Austin	TX	1	CBD	170,052	100.0%	5,745	47,634	46,103	5/31/2012	1984
96. 4515 Seton Center Parkway	Austin	TX	1	Suburban	118,249	92.0%	2,311	23,155	15,370	10/8/1999	1997
97. 4516 Seton Center Parkway	Austin	TX	1	Suburban	120,986	89.9%	2,463	23,078	15,299	10/8/1999	1985
98. 7800 Shoal Creek Boulevard	Austin	TX	4	Suburban	151,917	93.3%	2,874	20,388	14,109	6/30/1999	1974
99. 812 San Antonio Street	Austin	TX	1	CBD	59,321	68.4%	1,022	8,469	5,934	8/18/1999	1987
100. 8701 N Mopac	Austin	TX	1	Suburban	119,858	89.9%	2,090	18,393	12,634	8/3/1999	1982
101. Bridgepoint Parkway	Austin	TX	5	Suburban	440,007	95.4%	10,556	87,612	55,507	12/5/1997	1995
102. Lakewood on the Park	Austin	TX	2	Suburban	180,558	93.3%	3,946	36,996	24,393	10/20/1998	1998
103. Research Park	Austin	TX	4	Suburban	1,110,007	98.0%	11,335	90,554	66,430	10/7/1998	1976
104. 9840 Gateway Boulevard North	El Paso	TX	1	Suburban	72,000	100.0%	1,147	11,432	9,923	10/22/2007	1999
105. 3003 South Expressway 281	Hidalgo	TX	1	Suburban	150,000	100.0%	1,998	17,004	14,587	10/22/2007	1999
106. 3330 N Washington Boulevard	Arlington	VA	1	Suburban	55,719	15.3%	311	8,715	5,817	8/26/1998	1987
107. 6160 Kempsville Circle	Norfolk	VA	1	Suburban	129,565	95.8%	2,259	16,582	11,361	10/25/2002	1987
108. Thunderbolt Place	Chantilly	VA	2	Suburban	100,505	87.9%	1,417	14,684	9,765	9/29/1999	1988
109. 448 Viking Drive	Virginia Beach	VA	1	Suburban	75,374	80.0%	1,072	7,542	6,117	6/4/2004	1991
110. 333 108th Avenue NE	Bellevue	WA	1	CBD	416,503	100.0%	17,483	152,478	137,680	11/12/2009	2008
111. 600 108th Avenue NE	Bellevue	WA	1	CBD	243,520	89.1%	5,612	42,752	34,115	7/16/2004	2012

[1] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[2] Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

[3] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

[4] Weighted based on square feet.



EXHIBIT F

PROPERTY DETAIL (continued)
As of December 31, 2013

(sorted by geographic location, dollars in thousands)

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [(1)]	Undepreciated Book Value [(2)]	Net Book Value [(3)]	Date Acquired	Weighted Average Year Built or Substantially Renovated [(4)]
Continuing Operations (continued):											
112. 1331 North Center Parkway	Kennewick	WA	1	Suburban	53,980	100.0%	940	9,187	8,048	10/22/2007	1999
113. 100 East Wisconsin Avenue	Milwaukee	WI	1	CBD	434,740	93.7%	11,750	79,855	73,179	8/11/2010	1989
114. 111 East Kilbourn Avenue	Milwaukee	WI	1	CBD	373,669	95.0%	8,992	54,859	47,378	6/12/2008	1988
115. 7 Modal Crescent	Canning Vale	Australia	1	Suburban	164,160	100.0%	1,483	14,372	14,014	10/7/2010	2001
116. 71-93 Whiteside Road	Clayton	Australia	1	Suburban	303,488	100.0%	2,105	16,594	15,970	10/7/2010	1965
117. 9-13 Titanium Court	Crestmead	Australia	1	Suburban	69,664	46.8%	310	5,987	5,753	10/7/2010	2005
118. 16 Rodborough Road	Frenchs Forest	Australia	1	Suburban	90,525	100.0%	2,333	15,784	15,074	10/7/2010	1987
119. 22 Rodborough Road	Frenchs Forest	Australia	1	Suburban	43,427	71.6%	591	6,695	6,352	10/7/2010	1997
120. 127-161 Cherry Lane	Laverton North	Australia	1	Suburban	278,570	100.0%	1,532	8,624	8,240	10/7/2010	1965
121. 310-314 Invermay Road	Mowbray	Australia	1	Suburban	47,480	100.0%	180	879	840	10/7/2010	1970
122. 253-293 George Town Road	Rocherlea	Australia	1	Suburban	143,914	100.0%	1,013	3,127	3,029	10/7/2010	1970
123. 310-320 Pitt Street	Sydney	Australia	1	CBD	313,865	100.0%	18,873	149,335	141,965	12/21/2010	1989
124. 44-46 Mandarin Street	Villawood	Australia	1	Suburban	226,718	82.7%	1,247	13,997	13,384	10/7/2010	1980
125. 19 Leadership Way	Wangara	Australia	1	Suburban	76,714	100.0%	698	6,481	6,278	10/7/2010	2000
			195		**37,273,248**	**89.6%**	**$ 740,009**	**$ 5,537,165**	**$ 4,642,106**		
Held for Sale as of 2/27/2014:											
1. 11201 N. Tatum Boulevard	Phoenix	AZ	1	Suburban	109,961	36.8%	766	7,946	7,946	2/1/2002	1999
2. Dominguez Technology Center	Carson	CA	5	Suburban	402,000	100.0%	5,905	46,791	44,307	6/30/2010;10/14/2010	1988
3. Madrone Business Park	Morgan Hill	CA	3	Suburban	308,665	70.0%	4,775	27,391	27,391	11/7/2008	2001
4. 8555 Aero Drive	San Diego	CA	1	Suburban	48,561	67.3%	567	6,916	5,441	7/16/2004	1982
5. Fountainview Business Park	San Diego	CA	3	Suburban	89,976	82.5%	1,520	11,523	8,902	7/16/2004	1980
6. 101 Barnes Road	Wallingford	CT	1	Suburban	45,755	90.5%	833	1,424	1,424	12/22/1998	1988
7. 15 Sterling Drive	Wallingford	CT	1	Suburban	173,015	72.5%	1,315	4,718	4,718	10/24/2006	1978
8. 35 Thorpe Avenue	Wallingford	CT	1	Suburban	79,862	62.8%	1,031	5,984	5,984	6/1/1998	1986
9. Village Lane	Wallingford	CT	2	Suburban	58,185	100.0%	686	3,661	3,661	10/24/2006	1977
10. 400 Princeton Boulevard	Adairsville	GA	1	Suburban	292,000	100.0%	876	4,095	4,095	4/2/2007	1993
11. Corporate Square	Atlanta	GA	5	Suburban	246,225	83.5%	3,362	17,657	17,657	7/16/2004	1967
12. 1000 Holcomb Woods Parkway	Roswell	GA	8	Suburban	244,379	77.2%	2,002	12,199	12,199	8/23/2005	1985
13. 625 Crane Street	Aurora	IL	1	Suburban	103,683	100.0%	408	3,463	3,463	4/2/2007	1977
14. 1717 Deerfield Road	Deerfield	IL	1	Suburban	141,186	69.5%	2,231	8,382	8,382	12/14/2005	1986
15. 11350 North Meridian Street	Carmel	IN	1	Suburban	72,264	70.0%	785	2,656	2,656	6/15/2006	1982
16. Adams Place	Braintree/Quincy	MA	2	Suburban	230,259	77.1%	3,685	19,067	19,067	4/3/1998	2006
17. Cabot Business Park	Mansfield	MA	2	Suburban	252,755	51.7%	1,853	15,306	15,306	8/1/2003	1980
18. Myles Standish Industrial Park	Taunton	MA	2	Suburban	74,800	100.0%	1,085	5,735	5,735	8/29/2007	1988
19. 8800 Queen Avenue South	Bloomington	MN	1	Suburban	280,822	81.4%	3,489	11,816	11,816	3/19/1998	1957

[(1)] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.
[(2)] Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.
[(3)] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.
[(4)] Weighted based on square feet.


CWH

PROPERTY DETAIL (continued)
As of December 31, 2013

(sorted by geographic location, dollars in thousands)

EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [1]	Undepreciated Book Value [2]	Net Book Value [3]	Date Acquired	Weighted Average Year Built or Substantially Renovated [4]
Held for Sale as of 2/27/2014 (continued):											
20. 7-9 Vreeland Road	Florham Park	NJ	1	Suburban	155,891	74.1%	2,246	6,829	6,829	7/31/1998	1979
21. 1000 Voorhees Drive and 333 and 400 Laurel Oak Drive	Voorhees	NJ	3	Suburban	152,579	67.5%	1,880	10,699	10,699	5/26/1998	1989
22. 500 4th Street & Roma	Albuquerque	NM	2	CBD	229,123	67.6%	2,799	14,637	14,637	12/6/2002	1974
23. Widewaters Parkway	Dewitt	NY	8	Suburban	514,241	78.0%	6,246	23,847	23,847	12/28/1999;3/14/2006	1988
24. 5062 Brittonfield Parkway	East Syracuse	NY	1	Suburban	40,162	100.0%	1,041	3,688	3,688	3/14/2006	1995
25. Woodcliff Drive	Fairport	NY	6	Suburban	516,760	83.9%	8,657	44,594	42,076	3/14/2006	1995
26. 1601 Veterans Highway	Islandia	NY	1	Suburban	63,608	82.5%	1,224	3,415	3,415	6/11/1999	1987
27. Two Corporate Center Drive	Melville	NY	1	Suburban	291,230	47.8%	3,269	21,465	21,465	7/22/1999	1985
28. Interstate Place	North Syracuse	NY	2	Suburban	61,399	81.0%	814	2,827	2,827	3/14/2006	1973
29. 1000 Pittsford-Victor Road	Pittsford	NY	1	Suburban	73,358	55.1%	539	2,689	2,689	3/14/2006	1986
30. 1200 Pittsford - Victor Road	Pittsford	NY	1	Suburban	18,900	100.0%	365	1,804	1,804	11/30/2004	2003
31. Corporate Crossing	Pittsford	NY	5	Suburban	216,126	79.8%	3,377	13,907	13,907	11/30/2004	2000
32. Canal View Boulevard	Rochester	NY	3	Suburban	118,375	100.0%	1,578	11,563	10,272	1/6/2006	2000
33. 14 Classic Street	Sherburne	NY	1	Suburban	37,084	100.0%	204	1,389	1,154	3/14/2006	2000
34. 110 W Fayette Street	Syracuse	NY	1	CBD	304,906	79.8%	3,633	19,220	19,220	6/29/1999	2012
35. 251 Salina Meadows Parkway	Syracuse	NY	1	Suburban	65,617	86.2%	899	2,765	2,765	9/24/1999	1990
36. 11311 Cornell Park Drive	Blue Ash	OH	1	Suburban	93,413	83.1%	1,233	6,528	6,528	6/15/2006	1982
37. 5300 Kings Island Drive	Mason	OH	1	Suburban	159,421	78.6%	1,719	11,222	11,222	6/10/1998	1994
38. 3 Crown Point Court	Sharonville	OH	1	Suburban	73,987	100.0%	1,488	9,517	7,874	12/30/2005	1999
39. Raintree Industrial Park	Solon	OH	12	Suburban	563,182	84.1%	2,054	11,522	11,486	7/16/2004	1975
40. 16th and Race Street	Philadelphia	PA	1	CBD	608,625	0.2%	-	49,325	49,325	11/13/1997	1980
41. Stephenson Center	Columbia	SC	3	Suburban	104,300	75.7%	1,222	6,918	6,918	2/21/2007	1985
42. Synergy Business Park	Columbia	SC	4	Suburban	311,382	71.9%	3,424	18,031	18,031	5/10/2006	1990
43. 6060 Primacy Parkway	Memphis	TN	1	Suburban	130,574	82.5%	1,921	14,513	11,344	7/29/2004	1983
44. Stafford Commerce Center	Stafford	VA	4	Suburban	149,023	25.4%	968	12,024	12,024	6/1/2011	2002
45. Stafford Commerce Park	Stafford	VA	2	Suburban	117,929	34.9%	1,026	10,356	10,356	7/12/2010	2007
			110		**8,425,548**	**71.3%**	**$ 91,000**	**$ 552,024**	**$ 536,552**		

(1) Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.
(2) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.
(3) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.
(4) Weighted based on square feet.

CONSOLIDATED STATEMENTS OF OPERATIONS - DISCONTINUED OPERATIONS


CWH

EXHIBIT G

(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Revenues:				
Rental income [1]	$ 24,203	$ 32,894	$ 110,955	$ 134,962
Tenant reimbursements and other income	3,716	5,863	18,453	22,128
Total revenues	27,919	38,757	129,408	157,090
Expenses:				
Operating expenses	15,092	21,646	76,203	87,774
Depreciation and amortization [2]	825	12,021	28,098	48,533
General and administrative	1,553	2,153	7,563	8,675
Total expenses	17,470	35,820	111,864	144,982
Operating income	10,449	2,937	17,544	12,108
Interest and other income	52	(1)	65	79
Interest expense	(416)	(460)	(1,742)	(2,404)
Income from discontinued operations	$ 10,085	$ 2,476	$ 15,867	$ 9,783

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

(2) We cease depreciation and amortization when properties are reclassified as held for sale.